March 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Daniel Gordon

Re:	Act II Global Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 22, 2019

CIK No. 0001753706

Dear Mr. Gordon:

Act II Global Acquisition Corp., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 20, 2019, regarding the Draft Registration Statement on Form S-1 filed on February 22, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Summary, page 1

2.	We note that the summary includes performance and valuation information for other companies. For example, we note your discussion of management’s prior leadership roles in other transactions, “representing more than $2.4 billion of value,” as well as your disclosure regarding Hain Celestial’s and Grocery’s net sales. Please remove from the summary section the performance and valuation for companies other than the issuer. This information is not appropriate for the prospectus summary.

In response to the Staff’s comment, we have removed from the summary section the performance and valuation for companies other than the issuer.

Risk Factors

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination . . . , page 34

3.	Please expand this risk factor to provide examples of when applicable Cayman Island law would allow you to engage in a business combination without shareholder approval.

In response to the Staff’s comment, we have expanded the indicated risk factor.

Proposed Business, page 83

4.	Please expand your disclosure to provide a brief description of “better for you” sectors and clarify how the sectors you have identified fit that description.

In response to the Staff’s comment, we have expanded the indicated disclosure here and in the prospectus summary.

Indemnity, page 111

5.	We note your disclosure regarding the Sponsor’s indemnification for claims by vendors. Please expand your disclosure to discuss the types of claims that are covered by the indemnity and those that are excluded. Please also clarify what you mean by “vendors”.

In response to the Staff’s comment, we have expanded and clarified the indicated disclosure here and elsewhere in the prospectus to describe and discuss the types of claims covered by our Sponsor’s indemnification and to clarify the term “vendors”.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By:	/s/ John Carroll
Name:	John Carroll

cc:	Stuart Neuhauser, Esq.

3